Consulting Agreement, dated as of June 1, 1994 (this "Agreement"), by and among AIM TECHNOLOGY, INC., a Delaware corporation whose address is 1117 Route 31, South Lebanon, New Jersey 08833 (the "Company"), KSW, Inc., a Delaware corporation whose address is 37-16 23rd Street, Long Island City, New York 11101 ("KSW"), and ERNEST W. GRENDI (the "Consultant"), whose address is 57 Harbor Hill Drive, Lloyd Harbor, New York 11743.

         1.       CONSULTATION SERVICES

         The Company hereby engages the Consultant and the Consultant hereby agrees to make himself available during the Consulting Period (as hereinafter defined) to render, at the request of the Company, to the Company and its present subsidiaries, including KSW, nonexclusive independent advisory and consulting services to the best of his ability, and subject to the terms and conditions set forth herein.

         2.       TERM OF AGREEMENT

         The period during which the Consultant shall be required to render independent advisory and consulting services shall be from September 1, 1994 through August 31, 1997 (the "Consulting Period").

         Notwithstanding the length of the Consulting Period, the consulting arrangement provided for by this Agreement may be terminated for "Good Cause." "Good Cause" shall mean and be limited to the following events: (1) the Consultant's conviction in a court of law of any crime involving money or other property of the Company and which constitutes a felony in the jurisdiction involved; or (ii) a determination by a physician licensed in New York State that the Consultant is a chronic alcoholic; or (iii) a determination by a physician licensed in New York State that the Consultant is dependent upon controlled substances, as that term is defined in the Mental Hygiene Law of the State of New York, as amended, or any successor statute; or (iv) continuing, repeated, willful failure or refusal by the Consultant to substantially perform his duties in accordance with this Agreement (other than any such failure or refusal resulting from the Consultant's incapacity due to physical or mental illness); provided, however, that such failure or refusal shall not be deemed to constitute Good Cause under this subdivision (iv) unless the Consultant shall have first received written notice by certified mail or personal delivery from Floyd Warkol or Burton Reyer advising the Consultant of the specific acts or omissions alleged to constitute a failure or refusal substantially to perform his duties, and such failure or refusal continues after the Consultant shall have had a reasonable opportunity to correct the acts or omissions so complained of. Such termination may be affected by either AIM as set forth above or the Consultant for any reason on fifteen (15) days prior notice to the other party, in writing, by certified mail or personal delivery to the address set forth in the preamble of this Agreement effective on the last day of any quarterly period, commencing with the quarter ending November 30, 1994. Upon the effectiveness of such termination the Company shall not be obligated to make any further payments to the Consultant pursuant to Section 4 hereof and the Consultant shall not be obligated to furnish any of the services to be provided by the Consultant pursuant to this Agreement. The Company's right to terminate the consulting arrangement provided for by this Agreement may only be exercised by Mr. Floyd Warkol, the President and Chief Executive Officer of KSW ("Warkol"). Should Warkol no longer be employed with KSW, the Company, or any affiliate or subsidiary thereof, or successor thereto, during the Consulting Period for any reason whatsoever, the responsibilities of Warkol shall be assumed by Mr. Burton Reyer who is hereby irrevocably appointed by the parties as the designee of Warkol for purposes hereof. Additionally, the Company or any of its subsidiaries agrees not to instruct either Warkol or Reyer to terminate the consulting arrangement or this Agreement, but may advise them of the specific conduct and/or acts of the Consultant.

         3.       DUTIES

         If requested by the Company, the Consultant will consult with Warkol (who may be directed by the Company's Chairman) concerning matters of the Company relating to the acquisitions, consolidations of operations and strategic planning for the Company or any of its present subsidiaries.

         The consultant agrees to render such services conscientiously and to devote his reasonable efforts and abilities to such services. Additionally, the Consultant's services shall be on a non-exclusive basis. The Consultant shall not be required to render services in excess of five (5) working days in any month. In addition to making himself available for five (5) working days, the Consultant shall be available by telephone to render services hereunder for such periods of time as may be mutually acceptable to the Consultant and the Company.

         4.       PAYMENT TO CONSULTANT

         (a) During the Consulting Period, the Company will pay the Consultant a quarterly consulting fee of $20,000 per quarter in United States currency, payable quarterly in advance on the 1st day of each quarter, commencing September 1, 1994. The Consultant will also be paid for reasonable out-of-pocket expenses as provided in Section 7.

         (b) The Company shall also pay the Consultant during the Consulting Period, in United States currency, the sum of $3,750 in lieu of medical coverage, on a quarterly basis, payable quarterly in advance on the first day of each quarter, commencing September 1994.

         (c) The consultant acknowledges receipt of the sum of $23,750 representing payments due under 4(a) and 4(b) for the quarter commencing September 1, 1994. KSW shall pay $50,000 in cash for prior services upon signing this Agreement.

         5.       GUARANTY, ETC.

         KSW hereby unconditionally guarantees the payment to the consultant by the Company of its obligations under Section 4 and 6 of this Consulting Agreement. Such guaranty shall be a guaranty of payment and not of collection. Should the Consultant not be paid any amounts owing to him hereunder, as when such payments would be due and payable hereunder, immediately after written demand therefore, KSW shall make such payments to the Consultant regardless of any defenses that the Company may have to the making of such payments and without requiring the Consultant to pursue any remedies against the Company. Upon the making of any such payment, KSW shall be subrogated to the rights of the Consultant against the Company.

         6.       EXPENSES

         The Consultant shall be reimbursed for all reasonable and necessary business out-of-pocket expenses incurred by the Consultant during the term of the Agreement on behalf of the Company in the performance of services hereunder, including, but not limited to, ordinary living expenses if travel is requested by the Company.

         7.       INDEPENDENT CONTRACTOR

         It is agreed that the Consultant will act as an independent contractor in the performance of his duties under this Agreement. Accordingly, the Consultant shall be responsible for payment of all taxes including federal, state and local taxes arising out of the Consultant's activities in accordance with this Agreement, including, but not limited to, federal and state income tax, social security tax, unemployment insurance tax, and any other taxes or required business license fees, as required.

         8.       CONFIDENTIAL INFORMATION

         The Consultant agrees that any information received by the Consultant during the furtherance of the Consultant's obligations under this Agreement, which concerns the personal, financial or other affairs of the Company and its present subsidiaries, will be treated by the Consultant in full confidence and will not be revealed to any other persons, firms or organizations except: (a) pursuant to subpoena or other legal proceeding, or (b) if such information is generally available to the public.

         9.       SUCCESSORS AND ASSIGNS; BINDING AGREEMENT

         This Agreement shall be binding and shall inure to the benefit of the parties hereto and the heirs, personal representatives and estate of the Consultant, and the successors and permitted assigns of the parties; PROVIDED HOWEVER, that the duties of the Consultant hereunder are personal to the Consultant and may not be delegated or assigned by him; AND PROVIDED FURTHER that the Company may assign its rights and obligations hereunder to any entity which agrees to comply with the provisions hereof, which is the assignee or successor by merger, stock sale or asset sale to the business of the Company not withstanding anything herein contained to the contrary. Such assignment by the Company shall not relieve it from its obligations, representations and responsibilities under this Agreement nor release KSW under Section 5.

         10.      FURTHER ASSURANCES

         The parties hereto agree to perform any further acts and to execute and deliver any documents which may be necessary or appropriate to carry out the purposes of this Agreement.

         11.      SEVERABILITY

         If any provision of this Agreement is held to be unenforceable, invalid or illegal by any court of competent jurisdicition, such unenforceable, invalid or illegal provisions shall not offset the remainder of this Agreement.

         12.      ATTORNEY'S FEES

         If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach or default in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and disbursements incured in this action or proceeding in addition to any other relief to which it may be entitled.

         13.      LAWS

         The validity of this Agreement and the interpretation of all of its terms shall be governed by the laws of the State of New York without regard to its principles of conflicts of laws.

         14.      WAIVER

         The failure of either party hereto to insist upon strict compliance of any of the terms, covenants and conditions hereof, shall not be deemed a waiver or relinquishment of any similar right or power hereunder at any subsequent time or any other provision hereof.

         15.      CONSENT TO JURISDICTION

         The parties hereto irrevocably and unconditionally consent to the exclusive jurisdiction of the Courts of the State of New York or the United States of America sitting in New York County and the State of New York over any suit, action or proceeding arising out of or relating to this agreement or any agreement executed in connection herewith. Each of the parties agree that the prevailing party of any such action, suit, or proceeding shall be indemnified for such party's legal costs and expenses incurred in connection therewith. Each of the parties hereto irrevocably waives the right to a trial by jury in any such action, suit or proceeding. Each such party hereby irrevocably waives any objection, including, without limitation, any objection to the laying of venue or based upon the grounds of FORUM NON CONVENIENS which such party may now or hereafter have to the bringing of any such action, suit or proceeding in any such court and irrevocably agrees that process in any such action, suit or proceeding may be served upon that party personally or by certified or registered mail; return receipt requested.

         16.      ENTIRE AGREEMENT, ETC.

         This Agreement contains the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings (whether written or oral) with respect to such subject matter. This Agreement may not be amended, modified, changed, waived or altered, except by an instrument in writing signed by the parties hereto.

         IN WITNESS WHEREOF, the Company, and KSW have caused this Agreement to be signed by their duly authorized officers, and the Consultant has signed this Agreement, all as of the date first above written.


KSW, Inc.
By: /S/ FLOYD WARKOL
         FLOYD WARKOL


By:/S/ ERNEST W. GRENDI
         ERNEST W. GRENDI


AIM Technology, Inc.

By:/S/ MAX MALONE
         MAX MALONE

                            ASSIGNMENT AND ASSUMPTION


         HELIONETICS, INC., a California corporation having an office at 6849 Hayvenhurst Avenue, Van Nuys, California 91406 ("Helionetics" or the "Assignor"), for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, does hereby assign and transfer to KSW, INC., a Delaware corporation, its successors and assigns ("KSWI" or the
 "Assignee") all of its right, title, interest and obligation arising out of and pursuant to that certain Consulting Agreement (the "Consulting Agreement"), dated as of June 1, 1994, by and among Helionetics, KSWI and Ernest Grendi (the "Consultant").

         NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, KSW, INC. hereby assumes all right, title, interest and obligation of Helionetics arising out of and pursuant to the Consulting Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Assignment and Assumption as of the 7th day of December, 1995.


                                           HELIONETICS, INC.

                                           By:  /S/ BERNARD B. KATZ
                                                Bernard B. Katz
                                                Chairman of the Board of
                                                     Directors

                                           KSW, INC.

                                           By:  /S/ FLOYD WARKOL
                                                Floyd Warkol
                                                President


                        AMENDMENT TO CONSULTING AGREEMENT


         This Amendment (the "Amendment"), dated February 13, 1997, is by and between KSW, Inc. ("the Company"), with offices at 37-16 23rd Street, Long Island City, New York 11101, and Ernest Grendi, a consultant to the Company (the "Consultant").

         WHEREAS, the Company and Consultant are parties to a Consulting Agreement dated as of June 1, 1994 (the "Consulting Agreement");

         WHEREAS, the Consulting Agreement provides that the Consultant shall be compensated for his services to the Company by payment in United States currency;

         WHEREAS, the Company believes it is beneficial to conserve capital in order to sustain growth; and

         WHEREAS, the Company believes it is beneficial for the Consultant to hold an equity position in the Company.

        NOW, THEREFORE, it is agreed that Article 4 of the Consulting Agreement is hereby amended by the addition of a new paragraph (d), as follows:
                           (d) The Company, with the consent of the Consultant,
               may make payment to the Consultant under Section 4(a) of this Agreement in shares of Common Stock of the Company (the "Shares"), valued at the fair market value thereof as reasonably determined by the Company; provided, however, that such Shares shall not be issued to the Consultant until the services with respect to which such Shares are to be issued have been performed by the Consultant. The Company shall exercise its best efforts to cause the offering of such shares to be registered under the Securities Act of 1933, as amended, under a Registration Statement on Form S-8 or on such other form as shall be appropriate.

         IN WITNESS WHEREOF, the Company has caused this Amendment to be signed by its duly authorized officer, and the Consultant has signed this Amendment, all as of the date first above written.

KSW, INC.


By:/s/Floyd Warkol
     Floyd Warkol
     Chief Executive Officer


/s/ Ernest Grendi
Ernest Grendi